UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 30, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GCI, Inc.

File No. 000-05890 - CF#21727

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GCI, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 7, 2008.

Based on representations by GCI, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.144	through March 10, 2018
Exhibit 10.145	through March 10, 2018
Exhibit 10.146	through March 10, 2018
Exhibit 10.147	through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support